

Amet B Nazifi

From: Amet B Nazifi
Sent: Friday, October 29, 2021 2:36 PM
To: 'SBSEAFORM7R@sec.gov'
Cc: Joanne F Libreri; Sheetal A Patel
Subject: HSBC Bank USA N.A CIK# 0001582152

HBUS 7R .zip

In connection with HSBC Bank USA N.A.'s registration as security based swap dealer, please see attached Form 7R.

CIK# 0001582152

Contact Name: Joanne F. Libreri at 224-880-7116
Email Address: joanne.f.librieri@us.hsbc.com

Please confirm receipt of this submission.

Sincerely,

Amet Nazifi

US Registration and Licensing
1421 W. Shure Drive, Suite 100
Arlington Heights, IL 60004

Phone (224) 880-7119
Fax (877) 626-1750

Email: amet.b.nazifi@us.hsbc.com

RESTRICTED